EXHIBIT 99(e)

                          PRESS RELEASE

FOR IMMEDIATE RELEASE
MONDAY
APRIL 3, 1995
CONTACT PERSON:                    STACY DUCKETT
                                   CORPORATE COMMUNICATIONS
                                   501-688-8229

                  TCBY AND MID-AMERICA DAIRYMEN
        COMPLETE SALE OF "TCBY" REFRIGERATED YOGURT LINE

LITTLE ROCK, AR - MONDAY (April 3, 1995) - TCBY ENTERPRISES, INC., (NYSE:TBY) and Mid-America Dairymen Inc. completed the sale of the "TCBY" refrigerated yogurt product line on April 1, as scheduled. As previously announced, TCBY sold the exclusive marketing and distribution rights for the United States of its refrigerated yogurt product line to Mid-America Dairymen, the manufacturer of the line.

The product line currently consists of low fat and nonfat/no sugar  added
varieties of  refrigerated  yogurt,  and the  "TCBY"  Twosome   product  -
refrigerated yogurt and topping, side-by-side. In 1994, TCBY sales of this product were approximately $23 million.

Under the terms of the 15-year agreement, Mid-America Dairymen plans to expand the distribution of these products, as well as develop additional refrigerated dairy items under the "TCBY" brand. Mid-America currently manufactures and distributes over 2,000 products nationwide. TCBY will continue to manufacture and distribute "TCBY" brand hardpack frozen yogurt products through the retail grocery trade.

The sale of the product line is expected to generate a pre-tax gain of approximately $2.3 million, or $.06 per share net of taxes, for TCBY in its second quarter. Over the term of the agreement, TCBY expects to receive minimum proceeds of $17.7 million.

Frank D. Hickingbotham, Chairman of the Board and Chief Executive Officer
of TCBY Enterprises, Inc., stated, "We are pleased to enter into this strategic alliance with Mid-America Dairymen that will allow for the
continuing  placement  and  development  of  the  "TCBY"  brand  in   the
refrigerated yogurt category of the retail grocery trade." Gary Hanman, Chief Executive Officer of Mid-America Dairymen Inc., stated, "We are excited to produce a high quality product under the "TCBY" brand and look forward to the opportunity to expand the
marketing  and  distribution  of  the  "   TCBY"  Traditional  Style  Yogurt
products."






TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt, hardpack frozen yogurt, novelty products, custom foodservice vehicles, and markets foodservice equipment. TCBY is the largest franchisor, licensor and operator of frozen yogurt stores in the world.

Mid-America Dairymen Inc. is the nation's largest dairy marketing cooperative, with almost 18,000 dairy farm family members in 30 states. Last year Mid-America Dairymen had sales of more than $2.5 billion.

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